COMFORCE CORPORATION

                       Supplement dated August 29, 1997 to
                       Prospectus dated February 18, 1997,
                 as supplemented August 14, 1997, July 10, 1997,
                  May 29, 1997, April 2, 1997 and March 6, 1997


Proposed Acquisition of Uniforce Services, Inc.

     On August 13, 1997, COMFORCE Corporation, a Delaware corporation ("COMFORCE" or the "Registrant") executed an Agreement and Plan of Merger (the "Merger Agreement") by and among the Registrant, COMFORCE Columbus, Inc., a New York corporation and wholly-owned subsidiary of the Registrant (the "Subsidiary") and Uniforce Services, Inc., a New York corporation ("Uniforce") pursuant to which COMFORCE, through Subsidiary, intends to acquire Uniforce. Pursuant to the Merger Agreement, COMFORCE will, subject to various conditions some of which are described below, cause Subsidiary to commence a tender offer (the "Offer") to acquire all of the outstanding shares of Common Stock, par value $0.01 per share, of Uniforce ("Uniforce Common Stock") for $28 per share in cash and $4 per share of Common Stock, par value $0.01 per share of COMFORCE ("COMFORCE Common Stock") valued at the average of the closing price of a share of COMFORCE Common Stock for the three trading days immediately preceding and three trading days immediately following the public announcement of the Offer (collectively the "Per Share Amount"). The Merger Agreement also provides for the merger of Subsidiary into Uniforce (the "Merger"), subject to various conditions some of which are described below, pursuant to which all holders of Uniforce Common Stock who have not tendered their stock to Subsidiary will receive the Per Share Amount and Uniforce will become a wholly-owned subsidiary of COMFORCE.

     COMFORCE is preparing a Registration Statement on Form S-4 which it intends to promptly file with the Securities and Exchange Commission (the "Commission") to register the COMFORCE Common Stock. Pursuant to the Merger Agreement, the Offer will be commenced as soon as reasonably practicable after the Registration Statement is declared effective by the Commission.

     Once the Offer is commenced, pursuant to the Merger Agreement, COMFORCE's obligation to accept for payment and pay for shares of Uniforce Common Stock pursuant to the Offer is subject to the condition that at least that number of shares of Uniforce Common Stock that, when combined with the shares already owned by Subsidiary, constitute at least 66.66% of the then outstanding shares of Uniforce Common Stock shall have been validly tendered and not withdrawn prior to the expiration of the Offer, and is subject to certain other conditions set forth in the Merger Agreement. In addition, the Merger is subject to various conditions set forth in the Merger Agreement, and may also be terminated by either party in circumstances specified in the Merger Agreement.

     Also on August 13, 1997, the Registrant signed a certain Stockholders Agreement (the Stockholders Agreement") with each of John Fanning and the Fanning Limited Partnership, L.P., a Georgia limited partnership, (collectively the "Stockholders") who collectively hold in excess of 59% of the voting shares of Uniforce Common Stock outstanding. Pursuant to the Stockholders Agreement, among other things, the Stockholders agreed to tender (and not withdraw) their shares of Uniforce Common Stock to Subsidiary pursuant to the Offer and to vote their shares of Uniforce Common Stock in favor of the Merger and against any other business combination or fundamental change transaction or any other action which could reasonably be expected to impede, interfere with, delay, postpone, or materially adversely affect the Offer or the Merger. The Stockholders also granted COMFORCE a proxy to vote their shares of Uniforce Common Stock as outlined above. The obligations of the Stockholders pursuant to the Stockholders Agreement generally terminate upon the termination of the Merger Agreement pursuant to its terms.

     Financial and other information regarding Uniforce has been filed with and is available from the Commission. Copies of the Merger Agreement and the Stockholders Agreement have also been filed with and are available from the Commission. The summary of the terms thereof set forth above is intended to be merely a summary and is not complete. Reference is made to the actual agreements which speak for themselves. Materials filed with the Commission may be inspected at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor,

New York, New York 10048 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained upon written request from the Public Reference Section of the Commission at the address set forth above upon payment of prescribed fees. The Commission also maintains a Web site at "http://www.sec.gov" which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

                                        2